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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of   AUGUST    , 2000

                  Knightsbridge Tankers Limited
    ---------------------------------------------------------
         (Translation of registrant's name into English)

     Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F    X         Form 40-F
              ------------            --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                     No     X
            ---------              -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the report to shareholders for the six months ended June 30, 2000 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results

Item 2. ADDITIONAL INFORMATION

Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.





































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                                           Bermuda, July 31, 2000

To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the second quarter of 2000. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended June 30, 2000.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $38,684 per day for the period April 1 through June 30, 2000. (The corresponding spot market related rate for the period April 1 through June 30, 1999, was determined to be $18,330).

Accordingly, on July 17, 2000, Shell International paid to the Company's vessel owning subsidiaries charter hire in the aggregate amount of $12,823,720 for the period April 1 through June 30, 2000. (For the period April 1 through June 30, 1999, Shell International paid charter hire at the base rate in the aggregate amount of $10,041,395).

On July 14, 2000, the Board of Directors of the Company declared a distribution to shareholders of record as of July 24, 2000, payable on or about August 7, 2000, in the amount of $0.61 per share for the period April 1 through June 30, 2000. (For the period April 1 through June 30, 1999, the distribution was $0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2001, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling


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shareholders to determine the tax consequences of their
investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2000.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate
Blankenship in Hamilton, Bermuda (Tel: 441 295-6935, Fax: 441 295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,

Ola Lorentzon
Chairman and
Chief Executive Officer



































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             Management's Discussion and Analysis of
          Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day. In addition, for the first three years of the charters, Shell International paid "Supplemental Hire" as described below.

Results of Operations - Six Months Ended June 30, 2000

Revenues
The Company's revenues consisted of charter hire of $22.9 million for the six months ending June 30, 2000. (Revenues for the corresponding period in 1999 were $20.0 million).

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"),
(ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest income and expense



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Interest income of $58,788 was earned during the period. In addition, the Company received interest income of $5,101 on the principal balance of the receivable note from Shell
International.  This note was repaid in full on January 18, 2000.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05 %, which resulted in interest expenses of $4,436,810 for the first six months of 2000. This has decreased from $4,641,758 incurred in the first half of 1999 due to the repayment of the final installment of the Amortizing Loan as discussed below.

Liquidity and Capital Resources
Total shareholders' equity of the Company at June 30, 2000 was $268.0 million compared to $274.0 million at December 31, 1999. The decrease was due to net income of $9.0 million for the period January 1 through June 30, 2000 less distributions of $15.0 million to shareholders for the first half of 2000.

The Company's long-term debt as of June 30, 2000, consists of $125.4 million borrowed under its credit facility. At December 31, 1999, the Company's long-term debt included an amount of $1.7 million that represented the "Amortizing Loan" which was payable in eight equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International was equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.













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                        KNIGHTSBRIDGE TANKERS LIMITED
                   CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              (in U.S. Dollars)

                                     June 30, 2000      December 31, 1999
ASSETS

Current assets

Cash                                       241,430              70,695
Current installments of notes
receivable                                       -           1,681,538
Charter hire receivable                 12,823,720          10,175,142
Prepaid expenses                            66,866              14,525
Total current assets                    13,132,016          11,941,900

Vessels under capital lease, less
accumulated depreciation of
$58,838,343 and $50,041,913            380,983,202         389,779,632
Capitalized financing fees and
expenses, less accumulated
amortization of $1,242,607
and $1,056,835                           1,358,198           1,543,969
TOTAL ASSETS                           395,473,416         403,265,501
                                       ===========         ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities

Accrued expenses and other current
liabilities                              2,107,123           2,206,021
Current installments of credit facility          -           1,681,538
Total current liabilities                2,107,123           3,887,559

Credit facility                        125,397,399         125,397,399

Shareholders equity

Common shares, par value $0.01
per share:
Authorized and outstanding 17,100,000      171,000             171,000
Contributed capital surplus account    267,797,894         273,809,543
Total shareholders equity              267,968,894         273,980,543
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                   395,473,416         403,265,501
                                       ===========         ===========






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                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                              (in U.S. Dollars)

                                   January 1, 2000     January 1, 1999
                                  to June 30, 2000    to June 30, 1999

Charter hire revenue                    22,865,115          19,972,445

Operating expenses:
Depreciation of vessels under
capital leases                           8,796,430           8,796,430
Management fee                             375,000             375,000
Administration expenses                     31,701              45,615
                                         9,203,131           9,217,045

Net operating income                    13,661,984          10,755,400

Interest income                             63,889             253,068
Interest expense                       (4,436,810)         (4,641,758)
Other financial costs                    (252,712)           (210,772)
                                        (4,625,63)         (4,599,462)
Net income                               9,036,351           6,155,938
                                         =========            ========





























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

                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                              (in U.S. Dollars)


                                   January 1, 2000     January 1, 1999
                                  to June 30, 2000    to June 30, 1999

Cash flows from operating activities

Net income                               9,036,351           6,155,938

Items to reconcile net income
to net cash provided by operating
activities:

Depreciation                             8,796,430           8,796,430
Amortization of capitalized fees and
expenses                                   185,772             185,772

Changes in operating assets and
liabilities:

Receivables                            (1,019,381)           3,451,148
Accrued expenses and other current
liabilities                               (98,899)            (72,276)
Net cash provided by operating
activities                              16,900,273          18,517,012

Cash flows from financing activities

Repayments of loan                     (1,681,538)         (3,363,076)
Distribution to shareholders          (15,048,000)        (15,390,000)
Net cash used in financing
activities                            (16,729,538)        (18,753,076)

Net increase (decrease) in cash
and cash equivalents                       170,735           (236,064)
Cash and cash equivalents at
beginning of period                         70,695             315,223
Cash and cash equivalents at end
of period                                  241,430              79,159
                                        ==========             =======










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                        KNIGHTSBRIDGE TANKERS LIMITED
         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                              (in U.S. Dollars)




                                       Contributed
                              Share  capital surplus Retained
                             capital     account     earnings       Total
-----------------------------------------------------------------------------

Balance at
December 31, 1998            171,000   292,017,066            -  292,188,066

Net income                         -         -       12,572,476   12,572,476

Distribution
to shareholders        -           -  (18,207,523) (12,572,476) (30,779,999)
------------------------------------------------------------------------------
Balance at
December 31, 1999            171,000   273,809,543            -  273,980,543

Net income                         -          -       9,036,351    9,036,351

Distribution
to shareholders                    -   (6,011,649)  (9,036,351) (15,048,000)
------------------------------------------------------------------------------
Balance at
June 30, 2000                171,000   267,797,894            -  267,968,894
------------------------------------------------------------------------------






















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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Knightsbridge Tankers Limited
                             (Registrant)


Date  August 1, 2000         By   /s/ Ola Lorentzon
                             ----------------------
                             Ola Lorentzon
                             Chairman





































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